Exhibit 99.1

TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE PERIOD ENDED JANUARY 31, 2008
March  24, 2008

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board  (United States), and should be read in conjunction with the consolidated  financial statements as of January 31, 2008.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at March  24, 2008 should be read in conjunction with the January 31, 2008 financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has four wholly owned subsidiaries Titan Trading USA, LLC, (“Titan Trading USA”) Titan Trading GP Inc., (“Titan GP”), Titan Holdings USA LLC, and Titan Trading Corp.

The Company continues to expend all of its efforts developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. In early 2005, Titan announced the release of the first version of its automated trading platform known as TOMS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.

Titan Trading Limited Partnership 1 (“TTLP1”) was created in February 2005.  Titan GP was the general partner.  The limited partners were accredited investors.  TTLP1 was to trade funds using the Titan’s Order Management Software (“TOMS”).  The profits were to be divided on the basis of 50% to the limited partners and 50% to the general partner.  There was to be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP1.  After its two year term, the TTLP1 was dissolved in February 2007 and the principal plus interest was returned to the respective investors.

Titan Trading Limited Partnership 2 (“TTLP2”) was created in January 2006.  Titan GP is the general partner.  The limited partners must be accredited investors. TTLP2 will trade funds using TOMS.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP2. (at present, TTLP2 has not been activated.)

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

In February 2006, Titan entered into a software transfer agreement with Mr. Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the software transfer agreement, Cignal and Mr. Carrozza were to be issued a total of 3,000,000 common shares, 1,000,000 of which would have been issued on closing and the remaining 2,000,000 would have been issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was to be granted 1,000,000 performance warrants.  The software transfer agreement provided Cignal with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the software to a third party.

Titan also entered into a software transfer agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the software transfer agreement, Titan would have issued Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The software transfer agreement provided Mr. Gossland with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants to be issued to Cignal, Mr. Carrozza and Mr. Gossland were exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants were exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants was conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOMS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to extend the milestones compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices will remain the same, however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2008.

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System (“N1Expert”); and 2) TOMS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOMS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

1.           trading system software; and
2.           automatic order execution software.

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.  The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOMS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.           by establishing a profitable trading operation; and
2.           by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system in 2005 and 2006.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

In September 2005, the Company retained the services of Coralwood Technologies of Edmonton, Alberta, Canada, to assist in developing a proprietary data analysis platform.  The platform is called “TickAnalyst” and will offer a suite of products under it namely:

1.           data feed reader;
2.           data base management;
3.           data analysis;
4.           trading signal generation; and
5.           charting.

The main focus for 2006 was to complete the proprietary platform, “TickAnalyst” and its suite of products.  The Company plans to use, promote, distribute, and/or sell these products to dealers, financial institutions and high net worth individuals.

The Company plans on licensing the fully automated TOMS system to institutions subsequent to the completion of our beta testing.  As well, the Company also plans to use the software for its own use to trade with investor funds.

Titan is actively soliciting sophisticated Canadian Investors to deposit money in TTLP2 and similar American Investors for Titan Holdings USA LLC for our currency team to trade.  This is done by way of subscription agreement.

With these sources of potential revenue, we are excited about creating cash flow and moving forward to create a profit for our shareholders.

In April, 2006 Titan appointed Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated) Equity Trading Division under its USA Trading Operations.  Mr. Davidson’s appointment is in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online.

In June, 2006 Titan announced that Titan Trading USA and New River Assets, of Winston Salem North Carolina, have agreed to conduct a live test of Titan’s Grey Box (semi-automated) trading software. The test accounts will be funded by New River and Titan Trading USA. To date, there has been no live testing.

The test with New River Assets calls for a 30 – 60 day trial period followed by an analysis of results.  Following the analysis, New River Assets and Titan will evaluate the outcomes and determine whether it is mutually beneficial to proceed with future projects.

The concept behind Titan’s Grey Box is three fold:

1.           present the trader with more technical based trading opportunities;
2.           automate the order entry and exit process; and
3.           manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of Titan’s Grey Box trading software is to allow that trader to do more trades.  The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.

In July, 2007, the Company announced the completions of a test integration of securities exchange data into Titan’s wholly owned proprietary charting application.  This development will allow Titan to offer a turnkey solution in the Multi-Asset Direct Market Access (DMA) Platform arena.  Titan will soon offer both a robust and customizable charting application in multiple asset classes as well as extensive indicators and analytics.  As a whole, the platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

In August, 2007, the Company announced that phase one of the software link between its Black Box trading signal generator and its QuickTick charting application is complete and that a beta-test program of this link is now underway.

Also in August, 2007, Titan and Titan Trading USA, announced that it is opening a new Titan  New York Regional Office to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Currency and Commodity Trading Division under its USA Trading Operations.

In October, 2007, announced the completion of its Black Box software.  This version of Titan’s Black Box is completely stand along application, which differentiates it from Titan’s previous implementations of its Black Box software.  After the completion of testing, the product will be ready for release of the industry ready product.

After completion of this flagship offering, Titan is now ready to transform its operation from one focused on research and development to one focused on trading operations and sales and marketing.

In January, 2008, the Company announced the completion of the development of Version 2 of its QuickTick Charting application and QuickTick Server.  The new communications software is designed to be more reliable and easier to scale up to a large number of users.

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity placements:

a)  In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised $1,214,494. The Company issued 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40. The issue costs relating to this placement totaled $30,538.

b)  Subsequent to quarter ending January 31, 2008, on March 6, 2008, the Company announced the closing of a fully-subscribed non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $510,000.  The Company will issue 2,000,000 Units at a price of $0.255 Canadian ($0.25 US) per unit. Each unit will consist of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.

Warrants exercised:

On February 6, 2008, the Company announced the exercise of 1,578,301 warrants for total proceeds of $615,931.50.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2008, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, sundry receivable, accounts payable and accrued liabilities, and loans and advances.  It is management’s opinion that the Company is not exposed to credit risk arising from these   financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.  The Company is exposed to currency risk as a result of its operations in the United States.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada, the United States and the United Kingdom.  To date the Company has not generated revenues, and has relied on funding through private placements.

RESULTS OF OPERATIONS

During 2007 the Company began developing relationships with institutions and high net worth brokers as the first step in developing an Institutional Sales Desk.  As well, the Company announced that phase one of the software link between its Black Box trading signal generator and its QuickTick charting application is complete and that a beta-test program of this link is now underway.

The net loss of $561,831 (2007 – 487,188) for the period ended January 31, 2008 consisted of research and development fees of $140,783 (2007 - $314,919), general and administration $410,065 (2007 - $222,262) – this increase is mainly due to increase in staff as well as the move to larger facilities.

During quarter one ending January 31, 2008, the Company issued a total of 1,600,000 stock options to directors, officers and consultants of the Company.

Amortization expense for the period was $14,936 (2007 - $7,260).  The increase in comparison to the same period in 2007 was a direct result of the acquisition of additional computer equipment during the last three quarters of 2007 as well as leasehold improvements in the amount of $199,790 (2007 – NIL).

SUMMARY OF QUARTERLY RESULTS
	For the three month period ended
	Jan 31 2008	Oct 31 2007	July 31 2007	April 30 2007
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$561,832	$600,202	$601,828	$844,199
Net loss per share (fully diluted)	.01	.01	.02	.02

	For the three month period ended
	Jan 31 2007	Oct 31 2006	July 31 2006	April 30 2006
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$487,188	$2,617,150	$347,340	$350,527
Net loss per share (fully diluted)	.02	.10	.01	.01

The statements of the Company have been prepared in accordance with Canadian GAAP, which do not differ materially with those established in the United States except as disclosed in the notes to the financial statements.

Fluctuations / Changes in Accounting Policies

As at January 31, 2007, management had completed the restructuring of the Company and had increased its operations in an effort to promote the trading software programs and increase market awareness of the Company.

LIQUIDITY

The Company has working capital as of January 31, 2008 of $124,762 or a 1.49:1 ratio,   (2007 – $723,319).

Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in fiscal 2007 and to date in fiscal 2008 developing the trading software to be ready for full use. The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	2008	2007	2006
Management and consulting fees	$22,500	$25,000	$15,000
Research and development	$67,207	$78,750	$60,000
Loans and advances	$16,598	$37,862	$37,408

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

MAINTENANCE OF DISCLOSURE CONTROLS AND PROCEDURES (DC&P) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Management is committed to the promotion of investor confidence by ensuring that trading in the Company’s securities takes place in an efficient, competitive and informed market.  In accordance with the continuous disclosure requirements under the securities commission rules and TSX Venture Exchange policies, the Company has adopted a Corporate Disclosure Policy and has procedures in place to ensure that any sensitive information is identified, reviewed by management and disclosed in a timely manner to the regulatory authorities, shareholders and the public.

However, in contrast to the requirements under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), the Company has opted out under the rules afforded to TSX Venture issuers and management does not make any representations relating to the establishment and maintenance of DC&P and ICFR, as defined in MI 52-109.  In particular, management is not making any representations relating to the establishment and maintenance of:

1.
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.	a process to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

In addition, management would also like to highlight that the Company has identified certain weaknesses in ICFR specific to the Company which are:

1.	due to the limited number of staff, it is not possible to achieve segregation of all duties; and

2.	due to the limited number of staff, the Company has a risk of material misstatement related to non-routine complex accounting matters that may arise.

These weaknesses essentially arise because of the small size of the Company and its corresponding small accounting staff.  Management has attempted to mitigate the risk of material misstatement in financial reporting related to segregation of duties through a combination of extensive and detailed review by the CFO of the financial reports, the integrity and reputation of senior financial and accounting personnel, and the candid discussion of the risk with our external advisors.  In spite of management’s best efforts, there can be no assurance that these risks can be reduced to less than a remote likelihood of a material misstatement.

SUBSEQUENT EVENTS

In February, 2008, the company announced the appointment of Parker Seto to Titan’s advisory board.  Mr. Seto, who is well versed in International Business, will be responsible of overseeing business development and Titan’s expansion into Asian markets, specifically Hong Kong and Shanghai.  Titan plans to market to Asian brokers who wish to provide electronic trading platforms and Direct Market Access (“DMA”) tools to their client base.

On February 6, 2006, the Company announced the exercise of 1,578,301 warrants for total proceeds of $615,931.50.

In February, 2008 the Company announced two key operational developments for Titan’s proprietary currency trading and asset management arm: (i) The currency trading arm received a six-figure capital investment from an accredited third-party investor.  This investment marks the beginning of phase two of Titan’s currency alternative investment product managed by David Terk, of Titan Trading U.S.A.  The fund was previously in the incubation phase and has now moved forward with a larger capital base for a period of 90 days; and (ii) the Company announced that it has completed its testing phase in the currencies.

On March 6, 2008, the Company announced the closing of a fully-subscribed non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $510,000.  The Company will issue 2,000,000 Units at a price of $0.255 Canadian ($0.25 US) per unit. Each unit will consist of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of  March 24, 2008

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	44,283,345
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of March 24, 2008.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,426,000	$0.10	Dec. 22, 2008	N/A
Stock Options	495,593	$0.155	Feb. 16, 2010	N/A
Stock Options	980,000	$0.25	March 1, 2010	N/A
Stock Options	360,000	$0.315	June 23, 2011	N/A

Stock Options	1,800,000	$0.30	Jan. 8, 2012	N/A
Stock Options	200,000	$0.69	June 28, 2012	N/A
Stock Options	130,000	$0.50	Aug. 15, 2012	N/A
Stock Options	1,450,000	$0.37	Jan. 28, 2013	N/A
Stock Options	220,000	$0.50	Feb. 4, 2013	N/A
Purchase Warrants	1,238,434	$0.50	July 31, 2008	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,655,632	$0.50	Dec. 12, 2008	N/A
Purchase Warrants	1,518,117	$0.60	Dec. 7, 2009	N/A
Purchase Warrants	1,000,000	$0.35	March 6, 2010	N/A

ADDITIONAL INFORMATION
Additional information relating to the Company can also be found on SEDAR at www.sedar.com.